# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Akari Therapeutics Plc, CIK 0001541157
CUSIP: 00972G207
Title of class of securities: Ordinary shares, $0.000000005 par value
Address of issuer's principal executive offices: 401 East Jackson Street,, Suite 3300,, Tampa, Florida (FL), 33602
Date of event which requires filing of this statement: 03/02/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-25-021396
Filed by CIK 0001401267

## Reporting persons
- Hoyoung Huh, M.D., Ph.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 18,199,697,667; shared voting power 0; sole dispositive power 18,199,697,667; shared dispositive power 0; aggregate amount beneficially owned 18,199,697,667 (18.4% of the class)
  Comment: 1) Comprised of the Registrant's ordinary shares, $0.000000005 par value per share ("Ordinary Shares"), represented by American Depositary Shares ("ADSs"). Each ADS represents 2,000 Ordinary Shares.
  
  (2) Includes (i) 9,391,708,000 shares held of record by Reporting Person, (ii) 1,061,691,667 shares underlying options exercisable within 60 days of March 1, 2026 granted to Reporting Person, (iii) 103,482,000 shares underlying warrants exercisable within 60 days of March 1, 2026 (iv) 7,423,902,000 shares underlying prefunded warrants exercisable within 60 days of March 1, 2026, and (v) 218,914,000 shares held of record by Hannol Ventures LLC. Excludes up to 10,995,330,000 shares underlying warrants exercisable within 60 days of March 1, 2026 issued to Reporting Person which are subject to a 9.99% beneficial ownership limitation and with respect to which Reporting Person disclaims beneficial ownership to the extent that any exercise of such warrants would exceed such percentage.
  
  (3) The percentage of ownership is based on 91,567,009,533 ordinary shares issued and outstanding on March 1, 2026, as per information provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: Akari Therapeutics Plc
Address of issuer's principal executive offices: 401 East Jackson Street, Suite 3300, Tampa, FL 33602

## Item 2. Person Filing
Name of person filing: Hoyoung Huh, M.D., Ph.D.
Address of principal business office or, if none, residence:
c/o Akari Therapeutics Plc

401 East Jackson Street, Suite 3300, Tampa, FL 33602
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 18,199,697,667
Percent of class: 18.4%
Sole power to vote or to direct the vote: 18,199,697,667
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 18,199,697,667
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hoyoung Huh, M.D., Ph.D.: /s/ Hoyoung Huh, M.D., Ph.D., Hoyoung Huh, Authorized Person (03/04/2026)